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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25
                                 SEC FILE NUMBER
                                     0-23634

                           NOTIFICATION OF LATE FILING

(Check One): |X| Form 10-K  |_| Form 20-F  |_| Form 11-K  |_| Form 10-Q |_| Form N-SAR

                  For Period Ended:   December 31, 1999
                  [  ]     Transition Report on Form 10-K
                  [  ]     Transition Report on Form 20-F
                  [  ]     Transition Report on Form 11-K
                  [  ]     Transition Report on Form 10-Q
                  [  ]     Transition Report on Form N-SAR

                  For the Transition Period Ended:
                                                  -----------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

KFx Inc.
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Full Name of Registrant

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Former Name if Applicable

1999 Broadway, Suite 3200
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Address of Principal Executive Office (Street and Number)

Denver, Colorado USA 80202
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City, State and Zip Code

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

|X|     (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|     (b)   The subject annual report, semi-annual report, transition
              report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_|     (c)   The accountant's statement or other exhibit required by Rule
              12b-25(c) has been attached if applicable.
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PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to complete the information for the timely presentation of its Annual Report on Form 10-K for the period ended December 31, 1999 due to the fact that the Registrant recently consummated a financing for its subsidiary, Pegasus Technologies, Inc., as reported on its Current Report on Form 8-K filed with the SEC on March 24, 2000 and is currently negotiating a sale of the K-Fuel production facility, in which the Registrant owns a 5% interest, in Gillette, Wyoming.

PART IV - OTHER INFORMATION

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
(1)       Name and telephone number of person to contact in regard to this notification

                         Seth L. Patterson                                (303)                       297-4982
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                              (Name)                                    (Area Code)              (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment
          Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

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(3)       Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
          report or portion thereof? |X| Yes |_| No

          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                                    KFx Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   March 28, 2000                       By   /s/ Seth L. Patterson
     ----------------------                    ---------------------------------
                                               Seth L. Patterson,
                                               Executive Vice President and
                                               Chief Financial Officer



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The Registrant expects significant changes in its results of operations for the fiscal year ended December 31, 1999 compared to the fiscal year ended December 31, 1998. Anticipated condensed financial information for these years is contained in the table below. The changes from 1998 to 1999 reflect increased revenues and operating expenses for Pegasus, as Pegasus expanded its business, grew its marketing and sales organization and increased its research and development activities. The changes also reflect increased revenues and decreased operating expenses for K-Fuel resulting primarily from a $1 million K-Fuel license fee and reduced contract revenues and related expenses. The information below for 1999 is subject to resolution of issues related to the potential sale of the K-Fuel production facility, as noted in Part III of this Form 12b-25, and completion of the audit of the Company's 1999 financial statements.

                                   Twelve Months       Twelve Months
                                      Ended                Ended
                                     12/31/99            12/31/98
                                   -------------       -------------
STATEMENTS OF OPERATIONS

Operating revenues                  $ 3,063,682         $ 2,220,585

Operating loss                      $(7,318,690)        $(6,419,014)

Net loss                            $(8,572,075)        $(6,783,817)

Basic and diluted loss per share          $(.36)              $(.28)



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